Mail Stop 6010
      July 26, 2005


Mr. Henry R. Mandell
Chief Executive Officer/Chief Financial Officer
Spatializer Audio Laboratories, Inc.
2025 Gateway Place, Suite 365
San Jose, California 95110


      Re:	`Spatializer Audio Laboratories, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
Forms 8-K dated May 12, 2005, March 28, 2005, and November 11,
2004
		File No. 000-26460

Dear Mr. Mandell:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements, page 31

Note 2 - Significant Accounting Policies, page 31

Revenue Recognition, page 31
1. You indicate that license revenues are recognized when earned, in accordance with the contractual provisions. Please revise in future filings to clarify what specific criteria you used to determine that revenue has been earned. If necessary, disclose the nature of your contractual arrangements with licensees. Consider also revising your critical accounting policy section on page 15.

Impairment of Long-Lived Assets and Assets to be Disposed of, page
33
2. Please confirm to us that you review for impairment of long-
lived
assets in accordance with the provisions of SFAS 144, which was effective for fiscal years beginning after December 15, 2001. As you know, SFAS 144 superseded SFAS 121.
3. We note your disclosure in Note 3 on page 34 that property and equipment is recorded "net of a reserve for impairment loss in 1998 in accordance with the application of SFAS 121." Please clarify to us what you mean by "impairment allowances" and tell us how your accounting for impairment is in accordance with SFAS 144.
Item 9A, Controls and Procedures, page 39
4. We note your disclosure that management concluded that your disclosure controls and procedures were "...effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified Securities and Exchange Commission`s rules and forms." Please revise your disclosure in future filings to clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31.1
5. We note that the certification filed was not in the proper form.
The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please comply in future filings to provide the certifications of your Chief Executive Officer and Chief Financial Officer in the form currently set forth in Item
601(b)(31) of Regulation S-K.

Forms 8-K dated May 12, 2005, March 28, 2005, and November 11,
2004
6. We note that you have filed press releases announcing operating results under Item 1.01. Please revise in future filings to reflect such announcements under Item 2.02.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



      Michele Gohlke
      Accounting Branch Chief

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Mr. Henry R. Mandell
Spatializer Audio Laboratories, Inc.
July 26, 2005
Page 4